DISCLAIMER
This document has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises a transcript of the Rio Tinto investor seminar presentation and question and answer session held on 26 November 2007. By reviewing this transcript you agree to be bound by the following conditions.
This transcript is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy shares in Rio Tinto plc or Rio Tinto Limited. Further, it does not constitute a recommendation by Rio Tinto or any other party to sell or buy shares in Rio Tinto plc or Rio Tinto Limited or any other securities.
Forward-Looking Statements
This transcript includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this transcript, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of the presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this transcript should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Information about BHP Billiton included in this transcript is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this transcript is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.

Directors’ Responsibility Statement
The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this transcript, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this transcript is in accordance with the facts and does not omit anything likely to affect the import of such information.
Subject to the above, none of Rio Tinto, any of its officers or any person named in this transcript with their consent or any person involved in the preparation of this transcript makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this transcript will be achieved.
Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this transcript, any updates or revisions to any statements in this transcript to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
No Investment Advice
This transcript has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you view this transcript in its entirety. If you are in any doubt in relation to these matters, you should consult your stockbroker, bank manager, solicitor, accountant, taxation adviser or other independent financial adviser (where applicable, as authorised under the Financial Services and Markets Act 2000 in the UK).

INVESTOR SEMINAR TRANSCRIPT AND QUESTIONS & ANSWERS
MONDAY 26 NOVEMBER 2007
CORPORATE PARTICIPANTS

Paul Skinner	Rio Tinto - Chairman
Tom Albanese	Rio Tinto - CEO
Sam Walsh	Rio Tinto - Chief Executive Rio Tinto Iron Ore
Dick Evans	Rio Tinto - Chief Executive Rio Tinto Alcan
Bret Clayton	Rio Tinto - Chief Executive Rio Tinto Copper
Guy Elliott	Rio Tinto - CFO
Charlie Lenegan	Rio Tinto - MD Rio Tinto Australia
CONFERENCE CALL PARTICIPANTS

Tim Gerrard	Austock Limited - Analyst
Glyn Lawcock	UBS - Analyst
John Meyer	Fairfax - Analyst
Damien Hackett	Canaccord Adams - Analyst
James Hutton-Mills	UBS O’Connor - Analyst
David Prowse Merrill Lynch - Analyst
Justin Baring	Citigroup - Analyst
Craig Campbell	Morgan Stanley - Analyst
Peter O’Connor	Credit Suisse - Analyst
Chris LaFemina	Lehman Brothers - Analyst
Peter Chilton	Constellation Capital Management - Analyst

PRESENTATION
Paul Skinner - Rio Tinto - Chairman
Ladies and gentlemen, welcome and good morning to all of you here in London. But also, if I may, a welcome to all our friends joining the webcast and to an audience in Sydney, where Charlie Lenegan, who’s Managing Director of Rio Tinto Australia, is hosting an audience for us.
Now, this is our annual Rio Tinto seminar for the financial community. We always hold it in November. But this year, of course, events provide a rather different backdrop to that discussion. All of you know that we recently received an unsolicited and conditional acquisition proposal from BHP, which our Board fully considered and rejected on the basis that it significantly undervalued Rio Tinto’s assets and prospects.
This seminar today is totally focused on the quality and value of Rio Tinto’s asset base and what we intend to do with it, against a background of continuing strong demand, which looks set to continue in the foreseeable future. And we shall be talking about that. I believe that it will give you a very clear understanding of why we rejected the ideas that were put to us. We shall, in the course of this session, do everything we can to respond fully to your questions.
The presentation that you are about to see from Tom and his colleagues has been shared with the Rio Tinto Boards, who fully support its content. I think many of you know who sits at our Board table. You know the individuals and therefore I think you will understand how seriously they will have reviewed this. The Boards believe that the team has the ability to realize the value which will be described to you today. And Tom and his team have been mandated by the Board to do just that, realize the full long-term value of the Company for its shareholders.
Today is all about the quality of the Company’s assets, their future potential, our commitment to operational excellence and the team who will deliver it. And I’d particularly like to welcome Dick Evans, who is, of course, now Chief Executive of Rio Tinto Alcan and leading the integration of that important business into our portfolio. I’m sure you will find this to be an interesting and informative session. And with that brief introduction, I’ll hand over to Tom. Tom.
Tom Albanese - Rio Tinto - CEO
Thank you, Paul. I was going to say the past six months have been an exciting time, but I think that’s a bit of an understatement. We announced the Alcan deal in July. We successfully closed it, as we promised we would, in October. But today, I’d like to talk to you about the entire business and how excited I am about the opportunities that we have within Rio Tinto, and especially our growth pipeline. I’m keen to share with you my vision of where I’d like to see us take this Company in the future.
First, though, I want to say that I agree with what Paul has just said about the Board’s rejection of the BHP Billiton proposal as being significantly undervalued. I believe that BHP’s approach fundamentally undervalues Rio Tinto and its prospects. We believe that BHP’s approach, though, has put a spotlight on our upside and our value, and that’s what I want to talk about today.
As Chief Executive, I’ve inherited a great business with a great organization and a great team with a great set of assets. Let me tell you where I’d like to take this business. Our primary objective is the creation of further value for our shareholders. Our strategy is to pursue the world’s best natural resources wherever they are located, using the best technologies and operating them safely. Our experience and our commitment to sustainable development is especially attractive and competitive in this respect.
We’ve a significant inventory of tier one growth opportunities, many of which from our own exploration efforts. We have industry-leading technology leadership, which will underpin this growth and this optionality. And of course, underlying all of this is a financially disciplined approach, focused on a value-delivering model for all of our growth prospects.
I’d like to also take the chance to tell you how we’ll be communicating in the future. As I’ve said to many of you over the past six months, we’ve had a history of under-promising but over-delivering. And though that works in many markets, in this market, where we have several decades ahead of us of strong fundamental growth, I think this has led to some under-appreciation of what we are and our value. This understatement hasn’t necessarily allowed you to appreciate that upside potential, and that’s what I want to talk about today. And I want to talk about that delivery equation.
In a nutshell, my vision for Rio Tinto is, first and foremost, stick to our strategy and our mantra around value, but do this smarter, do this faster and do this better than anyone else in the industry. We’ll have — we’ll be doing this by having more resources, bringing them to market quicker and getting a higher price than the market currently believes. Be in no doubt that this growth potential and execution capacity is what BHP wants to buy, and they want to buy it cheaply. We believe the standalone value that we can create from our growth dwarfs the synergies which BHP has claimed. And it’s our job to demonstrate that value for Rio Tinto shareholders.
As we build upon this slide, I’ll show you what we believe are some of the key financial highlights of our presentation today. First, for iron ore. Sam will give you a roadmap of production to over 600m tons per year, globally, for an unmatched capacity and capability to develop our infrastructure. We’ll provide you with some clarity on our impressive mineralization position and show you how we intend to capture this significant pricing upside.
Second, for aluminium. We are delighted with the quality of the Alcan company, its assets and especially its people. They’ve exceeded our expectations and the integration with Rio Tinto is well underway. People talk about how we have — we’ve undertaken a detailed review of the synergies and the opportunities with the integration. We’ve raised our initial post-tax number from $600m to $940m, after tax, per year, an increase of over 50%. We’ve also decided to look at options for the sale of the Engineered Products business, as we continue to refocus the business on upstream growth opportunities.
Next, for copper. We have an excellent position for long-term growth, with interests in many of the world’s best undeveloped deposits with a very low entry cost in most cases. And Bret Clayton will explain how, with the recent low-cost acquisition of La Granja in Peru, it stands out. Good exploration has resulted in a new tier one discovery with billions of tons of additional mineralization. This could become a potential 500,000 ton per year copper operation. And as a reminder, we bought this in 2005 for just $22m plus a work commitment.
Finally, in terms of financials, which Guy will discuss in some detail, we’ve upgraded our announced set of disposals from more than $10b to more than $15b per year — in total. And to reinforce our belief in the business, we are today committing to increase our 2007 dividend by 30%, with a further increase of at least 20% per year for the next two years.
Now, let me tell you why we’re focusing so much on growth and articulating a change in our dividend policy. Rio Tinto’s strategy has been all about managing the factors that we control. However, we do closely analyze our markets and continue to be excited about the macroeconomic outlook and how this positions our Company, notwithstanding recent events in the financial markets.
Let’s turn a bit to the microeconomic outlook. As I said in July, when we presented the Alcan investment case, global rapid economic growth is set to continue. We are witnessing a dramatic change in global demographics with huge growth, urbanization and industrialization in the developing world. In essence, we are just starting to see the beginning of a multi-decade trend towards stronger global mineral demand.
It’s worth taking a moment to look at this slide. On the horizontal axis is the distribution of global population according to GDP per capita. On the right vertical axis is expenditure per capita on various metals. It clearly shows, as prosperity rises, per capita consumption of metals increase. Note that the vast bulk of the world’s population still sits in low-GDP categories. But as the get richer, we expect the world’s population, literally billions of people, to move through increasingly metal-intensive phases of their own economic development. As I said in July, this will transform our industry and our markets.
As you see today, Rio Tinto’s key products are well-positioned. Aluminium, copper and iron ore will specially benefit from this transformation. It’s also worth mentioning at this point our belief in the likelihood of a revaluation of the Chinese Renminbi in the face of growing Chinese trade and fiscal imbalances. This will have broad implications on the markets and what we produce.
The marginal cost of Chinese domestic production should rise with this revaluation and we do expect cost curves to shift. This will especially favour metals such as iron ore and aluminium, where China is a significant marginal cost producer. It will also, of course, make imported raw materials much more competitive.
Again, today’s focus is all about value. When you look at the value of a natural resources company like Rio Tinto, we use a model which seeks to capture the value on optionality inherent in world-class resources and management’s capacity and capability to generate fresh opportunities. In an environment of rapid growth and constrained supply, all resource companies will benefit from strong pricing conditions. We’ve categorized this on this chart as absolute value. We do believe we are in such an environment and that prices may take longer to revert to the marginal costs of supply, while the conditions for long-term equilibrium prices will continue to increase.
During this period, all mining company valuations should benefit from these conditions. However, as we look at the way resource companies are valued, we find it often neglects the horizontal scale of this chart, which is the optionality inherent in large, world-class ore bodies built around the strategy of Rio Tinto. This is what we’ve termed as relative value. It’s a means of differentiating between companies according to their ability to win and exploit these mineral resources under these conditions through exploration and through deal-making and M&A.
At a time of strong, sustained demand, the quality of a company’s resource is critically important, and there has never been a time when a development pipeline like ours has been so important to the valuation of a company. So we believe the value of Rio Tinto is not reflected in our share price, nor in BHP Billiton’s proposal. This is one of the reasons why our Board unanimously rejected the proposal on behalf of the shareholders of Rio Tinto. And we feel that exceptional monetary value will flow from the Company’s opportunities and its prospects.
Now, we’ll go over to Sam, who’ll talk about some of our exciting iron ore opportunities. Thank you.
Sam Walsh - Rio Tinto - Chief Executive Rio Tinto Iron Ore
Thank you, Tom. And good morning, London, and good evening, Sydney and Perth. With a road map to global production of over 600m tons per year, we believe our position in the iron ore industry is second to none. So today, I’m going to focus on three key areas that are fundamental to the iron ore industry. Firstly, pricing and contracts, secondly, resources and thirdly, our growth plans.
Iron ore demand is strong and is getting stronger. Let me give you a quick refresher on the iron ore market. Respected commentators are predicting a long-term strong demand for iron ore in China. We share these views. And whilst it’s a familiar story to a number of you, it’s one that I can’t emphasize enough. Demand for iron ore is strong and getting stronger, as you would expect given Tom’s earlier slide on the pattern of world economic development. In the last decade, China’s steel production has increased nearly fivefold to around 490m tons per annum. It also now produces close to five times the amount produced in the U.S.A. And this is not just about China. Demand from other developing regions including India, the rest of Asia, and the Middle East, will fuel further global growth.

Taking India as an example, it has a population approaching that of China, but is currently producing less than 50m tons a year, which is around 10% of China’s steel production. And it’s worth noting on the chart the extent to which these forecasters have increased their projections over the past couple of years.
Now, looking at the iron ore cost curve, we can see that Rio Tinto’s Pilbara operations are extremely well-positioned at the bottom of the cost curve. Our cost performance tracks well on a like-for-like comparison, although it’s not always easy to get transparency in this area, as other companies represent their costs and revenues differently. We also expect, as Tom mentioned, that the RMB is likely to strengthen and domestic Chinese producers will face rising costs in U.S. dollar terms. And this will reinforce the position of low-cost producers like Rio Tinto Iron Ore.
Now, on to my first focus, the market environment and the outlook for iron ore prices. And I’d like to start by providing some context. Firstly, the iron ore market is a large and intensely competitive market.
Secondly, we are by far the leading Australia — Asia-Pacific producer. Over the past 12 months, we’ve produced over 40% more iron ore than the next-largest producer in the region. Thirdly, our cost position, which we’ve already discussed, is materially better than our competitors.
So we sell more at lower cost and our shareholders benefit most from price increases. And, as you would all expect, we’re intensely focused on our pricing. As you’re aware, 2008 iron ore price negotiations have kicked off in Asia and Europe. And they’re taking place against a backdrop of a spot price for a delivered ton of iron ore into China from India approaching $200 per ton. The iron ore market is tighter than it’s ever been, so a very substantial price increase can be anticipated.
The spot price, as I’ve mentioned, is over $100 a ton above this year’s benchmark, and this is made up of two parts. Firstly, spot prices have increased substantially, reflecting the very tight market conditions and also the much higher cost of producing the marginal ton. Secondly, spot freight rates have also risen substantially. We’re addressing the freight differential as a major part of our current price negotiations and we’re also progressively moving larger quantities to CFR shipments. Given our proximity to Asia, capturing on this will benefit us more than any other major producer.
I’d now like to address the recent discussion around spot versus long-term contract prices. This is fundamentally a discussion on pricing frequency. In any commodity, efficient short, medium and long-term contracts need to exist and markets will, inevitably, reflect this. In the case of steel, the industry is moving from one in which long-term contracts with customers predominated to one in which there’s now a range of contract durations. We anticipated this move and, for many customers, we’re already increasing the frequency of resetting iron ore prices. Now, exactly how these market prices are set, whether by supplier, customer negotiation or by screen trading using third parties, this is very much a secondary consideration.
So as a result, today, we’re using three pricing approaches. Firstly, short-term spot sales. We’re selling more on the spot market and planning to sell even more. This month, for example, we’ve just sold 1m tons at more than $190 a ton. Secondly, we have 6.5m tons already under hybrid contracts, which are based around a frequent pricing adjustment to reflect fair market value. And thirdly, as in any other commodity, long-term contracts with regular re-pricing will continue to be part of the suite of available pricing approaches.
Let me restate. The market is extremely tight. We produce more tons at lower cost and are closest to the growth markets. And we believe in competitive and transparent pricing, and we have offerings that allow us to set prices for all durations. Rio Tinto has an excellent reserve and resource and mineralization position and this is my second focus.
Let’s start with what you understand to be our headline resource number. Rio Tinto has 14.2b tons of iron ore reserves and resources in the Pilbara. This figure is impressive, but even more so when compared to BHP Billiton’s published Pilbara reserve and resource position, which shows it’s inferior in iron content and it’s some 40% of our total reserves and resources. Moreover, we believe that our stated reserve and resource position significantly understates our potential total iron ore mineralization. Based on our experience in the Pilbara, our targeted non-JORC mineralization is some 20b to 30b tons, and this figure does not include Simandou in Guinea.
Rio Tinto has the best mineralization and land position in the Pilbara. Rio Tinto, in red, has the largest live tenement holding in the Pilbara — more than 2.5 times the land position of BHP Billiton, in blue. As a result of this and our very extensive drilling program of 500,000 meters per year, we believe that we are very likely to widen this resource gap even further. The success of our exploration teams in recent years gives me great confidence that there is much more to be found on these exceptional tenement leases.
Importantly, the successful launch of our Pilbara Blend product last July has meant that we have substantially extended our resource base and, at the same time, reduced operating costs for our customers and for our own operations. The Pilbara blend is very much part of our future growth strategy. Our tenements represent a tremendous competitive advantage, as does our rail and port infrastructure. We own and operate three ports in two locations and, as I will show shortly, we have the capability to expand these facilities well beyond the existing levels. Having access to expandable port facilities provides tremendous option value to our iron ore business. We have also built, own and operate one of the largest privately-owned heavy ore rail networks in the world, the recognized value of which is its proximity to our extensive resource base.
On the back of this integrated production platform and massive resource base, Rio Tinto Iron Ore has clearly assumed the lead in this industry. One could contend that much of the BHP pitch is an effort to get access to this leadership position and to attempt to offset the increasing challenges that they are facing in expanding their production. In simple terms, we believe that they’re playing catch-up. And we believe that their iron ore business may need us, but we certainly don’t need them.
We have demonstrated our capability to deliver superior growth. Over the past eight years, we have delivered a compound annual growth rate of close to 15% in the Pilbara. And this should be directly compared with BHP Billiton, which, in 1999, had a larger iron ore business than we did. We saw the trend early and our early analysis of Chinese steel production, and its implications for iron ore demand, led us to move into an accelerated growth strategy at the turn of the decade. We were very quick to recognize this future growth, embarking on our first major expansion as early as 2000, with the North acquisition. We have executed on our strategy and we will continue to grow aggressively, consistent with our focus on maximizing shareholder value.
Now, on to the third focus of my presentation today, future growth. We have a clear roadmap to 600m tons of iron ore a year. We have a well-progressed study into expanding the Pilbara to 320m tons a year. And we’re proceeding with development work on our Simandou deposit in Guinea, where we’re planning our first phase production level of six — 70m tons per year. And we have plans for future expansion in the Pilbara to 420m tons a year and to increase Simandou to 170m tons a year. I’ll return to Simandou later in the presentation.
Today, we’ve announced the approval of a $2.4b investment in mine extensions at Mesa A and Brockman 4 in western Australia, which nicely can — complement our infrastructure growth plans. The business case that supports these projects is compelling and our ability to bring this production into the market quickly reflects that leverage. As I mentioned, our prefeasibility study into the expansion of the Pilbara to 320m tons a year is progressing well and we expect to make our announcement on this in mid-2009. This significant uplift in volume will mean a 100m ton a year port expansion, and you’ll note the stockyards and wharf circled in this slide. It’ll mean mining extensions, capital expenditure estimate of approximately $10b. And all of this will be completed and operating at a full run rate by 2012. Subsequently, and based on market demand, Cape Lambert can be further expanded by a further 100m tons of annual port capacity, taking us to 420m tons a year in Australia. The simple but very powerful message is that we have many, many options for future growth.
Moving to Guinea in West Africa, which represents a major new iron ore province. It’s not dissimilar to the Pilbara in the 1960s — underdeveloped and highly prospective. We believe that this project is of great strategic importance to Rio Tinto. But because we’ve not yet given you much information about Simandou, its significance is not built into analysts’ valuations.
We believe that Simandou, a creation of greenfield exploration in the late 1990s, is one of the best underdeveloped major iron ore deposits in the world, with targeted non-JORC mineralization of between 8b to 11b tons. In addition, we have many more opportunities to explore further along the iron ore body. The deposit is a large, high-quality hematite ore body. It has a targeted grade of more than 65% iron content and its strategic location opens up the Atlantic basin and fast-growing Middle Eastern markets. The strength of the world steel market provides the economic justification for new port and rail infrastructure.
We have an impressive team on the ground at Simandou. And this year, we’ve continued to drill through the wet season and expect to complete 55,000 meters of drilling. And we’ve also introduced the World Bank, through the IFC, as a minority shareholder in the project, to broaden interests at the earliest possible development stage. And Simandou at 70m tons per year is just the beginning. While we stated that the project is currently in prefeasibility study, there’s very little doubt that it can support much larger volumes. We’re working on a conceptual secondary and tertiary phase of development, which would increase production in 50m ton increments to 170m tons a year. And these studies are scheduled for completion by 2010.
Rio Tinto is proud of its reputation for delivering capital projects on time and on budget. The iron ore group has led the charge on this front and we believe its track record is the best in the business. Here on the slide is a number of recent capital projects.
And as the graph displays, these projects are being delivered either on or ahead of time or on or under the original budget. Importantly, external benchmarking of our capital projects rate our work very highly compared to most others in any industry. We feel that this is a commendable achievement, particularly given the operating environment and cost pressures that are evident in the Pilbara. And this skill-set is now being put to work on our future projects.
The bottom line is that Rio Tinto’s iron ore business is superbly positioned to capture rising market demand. The iron ore market outlook remains very strong for the foreseeable future. We believe that supply and demand have never been so tight, with supply working flat out to keep up with the pace of demand growth. With a 600m ton a year road map and options on five continents, we are the only producer with a truly global supply strategy and a proven capability to deliver.
Our resources and infrastructure in the Pilbara provide us with the capability to expand rapidly in the short and medium term. Our huge mineralization position in Asia and Guinea allow us to grow well into the future. Our proven execution skills will stand us in good stead as we expand what already is an outstanding business.
And now, I’d like to pass back to Tom.
Tom Albanese - Rio Tinto - CEO
I’d like to now introduce Dick Evans. And while Dick is coming up, I’d like to just express my delight in seeing Dick join our management team. Dick shares my vision for the creation of Rio Tinto Alcan as the unrivalled global upstream aluminium producer.
Last month, Dick took me through the Saguenay region in Quebec and I was really impressed. This is an area with a catchment basin the size of Switzerland, feeding into a network of rivers and lakes, which feed into a hydroelectric system, which feed into aluminium smelting, all within sight of tidewater. This is something that cannot be recreated in history and this is something that I would say, in anyone’s definition, would be a first tier, probably the first tier, aluminium smelting asset in the business today.

Dick Evans - Rio Tinto - Chief Executive Rio Tinto Alcan
Thank you very much, Tom, and also thank you, Paul, for the earlier welcome. It really is a pleasure for me to be here today as a member of the Rio Tinto management team.
The combination of Rio Tinto and Alcan has created the global leader in aluminium, Rio Tinto Alcan, with complementary assets, competitively positioned on the global cost curve. Rio Tinto Alcan is the world leader in bauxite production, with large, long-life, high-quality reserves well-positioned to give us some great options for attractive expansions in alumina. We are the global leader in high-quality, low-cost smelting capacity [via] our unique combination of sustainable hydropower and industry-leading AP-Technology.
In order to best focus our attention on these competitive strengths, we are announcing today our intention to explore the divestment of our Engineered Products business. This is, of course, in addition to the previously-announced sale process of our Packaging business, which is well-advanced and has already attracted a number of serious strategic buyers.
And finally, we have been making excellent progress on the integration of Rio Tinto and Alcan since we began this process in September of this year. And we are now confident in raising our 2009 year end run rate synergy target to $940m from the original $600m, on a post-tax basis.
Let me remind you of our industry-leading position. We are number one in bauxite and aluminium and a major producer of alumina, with a clear path to the top, through expansions nearing completion at Gove and beginning at Yarwun. As I mentioned before, however, our leadership is not only about scale. It is also about technology, quality of assets, bauxite reserves, security of power supplies, operating know how and the breadth and quality of our growth pipeline. In all these areas, we believe, and I think most industry observers would agree, that Rio Tinto Alcan is second to none.
I would now like to return to the status of the integration. The process of integrating the businesses, which began in September, is going very well. We are ahead of schedule and have been able to both accelerate the timeline and expand the scope of activities to capture even more synergies than originally planned. This is the third major integration that I’ve had the pleasure of leading in the last six years and from which I’ve learned quite a bit in terms of what makes a successful integration. And I can tell you that this one is proceeding very well in that respect.
In both the Pechiney and algroup integrations, we discovered multiple new opportunities that were hidden before the integration teams were allowed to engage, and that is exactly what we’re finding in the case of Rio Tinto Alcan. In July, Rio Tinto estimated synergies at $600m post-tax, of which $220m were post-tax operating synergies, or equivalent to just over $300m on a pre-tax basis. This target has now been increased, as I mentioned, to $800m on operating synergies as the integration work has progressed. So of course, that means, as you see here, total post-tax synergies now going up from $600m to $940m.
In the Rio Tinto Alcan case, we have expanded the scope, as I mentioned, to encompass looking for synergies in all of Rio Tinto’s corporate costs and to identify regional synergies with other Rio Tinto product groups, such as coal in north-eastern Australia and iron ore and titanium dioxide in Quebec. We further believe that there is potential for substantial additional strategic synergies after 2010, and let me just give you several examples. One would be a switch to less expensive energy at our Gove refinery in north-eastern Australia. The second would be the expansion of the world-class QAL refinery, in which we now have a combined share of 80%.
The third would be the potential retrofit of AP-Technology smelters with breakthrough drained cathode cell technology, with energy savings potential of up to 20%. Perennially the holygrail in aluminium smelting, this drained cathode cell has been brought closer to reality than ever by combining the advanced Alcan and Rio Tinto breakthrough technology in this field. And just to put this in perspective for you, we each do have prototype cells operating in existing production smelters today.

In the near term, an example of the unique set of opportunities available to Rio Tinto and Alcan is highlighted in the north-eastern region of Australia, where we have a significant combined presence, especially in the bauxite and alumina group, but also in smelting and in coal, as I mentioned previously. Here, we operate three world-scale alumina refineries located in close proximity to high-quality, long-life bauxite reserves, giving us significant opportunities to capture logistics, operating and cost synergies, as well as providing options in terms of future brownfield expansions. In addition, we of course have clear rationalization opportunities by combining our regional hubs in Brisbane.
I would now like to shift from integration to the aluminium market outlook. Industry observers know that China’s rapid expansion of aluminium production over the past five to six years has been a damper on aluminium prices. In fact, it has been the key difference between aluminium prices and those of other metals and minerals during this cycle.
But China is changing. The China overhang is disappearing and China is expected to revert to a net import position within two years, as shown in this recent CRU forecast. As you can see here, idle capacity and exports are declining simultaneously. This trend supports the late cycle view of aluminium and is clearly reflected in the upward progression in LME forward curves over the past several years, which I will discuss in a few minutes. This trend is not a surprise to those who follow the industry. It’s the logical result of high and escalating operating costs in China, especially bauxite and power costs, and the central government tax policies, such as VAT rebates, which have now recently been reversed and replaced by export taxes of 15%.
Simply put, we believe that the drivers of demand in China are more sustainable than the drivers of supply. As I mentioned, one of those factors is China’s shortage of high-quality, long-life bauxite reserves. And just as Sam mentioned in the case of iron ore, this is simply a function of geology. We believe that China will need 20m to 25m tons of additional bauxite supply per year to meet alumina demand by 2010.
China has been coping with this competitive disadvantage by increasingly relying on imports, particularly from Indonesia, but also elsewhere. And naturally, the price of purchase bauxite has been increasing, now around $40 to $45 per ton versus $20 to $25 per ton three years ago. And remember, if you will, that every ton of primary aluminium requires two tons of alumina, which in turn requires 4.5 tons of bauxite. In addition, we believe that the full impact of the current soaring freight rates are yet to be fully felt. All this means that the ownership of high-quality bauxite reserves, with nearby alumina refining capacity, will likely increase in value in the future. And let me remind you that the combined Rio Tinto Alcan global resource position in bauxite is extremely strong, with our largest refineries, all three in north-east Australia, having excellent access to our high-quality Australian reserves.
This leads me to the global cost curve for primary metal, which has been increasing sharply in recent years. As you know, Rio Tinto Alcan, and as you can see here, is very well placed on the cost curve today. In comparison, the Chinese smelters occupy the highest cost quartile of the curve and, as such, China is the marginal producer in our industry.
As Tom said earlier, we expect the RMB to strengthen over time. We have shown a sensitivity here of the effect of only a 10% RMB appreciation on the global cost curve. And you can see in the blue, there, how much that moves the curve up in the fourth quartile. Competitively [-positioned] producers with sustainable, low-cost power will definitely benefit. Importantly, the combined relative position of Rio Tinto Alcan on the 2006 cost curve has improved significantly since 2003. This highlights the advantageous position we expect to continue to enjoy in an environment of rising structural costs. In simple terms, we have the largest share of low-cost production capacity in the world, much of which is less susceptible to the cost pressures affecting our competitors, and especially the marginal Chinese producers.
Our cost advantage is partly due to our self-generated power, of which over 70% is hydro-based. This places us in a very strong and sustainable competitive position in regard to energy supply. This is especially important as we believe that low-cost, sustainable power sources will have an increasing scarcity value in the carbon-constrained world of the future. And as Tom mentioned earlier in his opening remarks, this advantage is one that we think would be virtually impossible to replicate today.
The next slide, in my view, is one of the most important slides in my presentation, and that’s because it captures the structural shift in the market outlook on the future of aluminium pricing. The spot price has risen, as you can see here, from about $1,400 per ton in 2003 to a range of $2,400 to $2,800 per ton over the last year. And as a result of that, the forward curve moved into backwardation. Up until as recently as July 2007, at the time of the [friendly] combination of Alcan and Rio Tinto, the curve was still in backwardation, but the long end had moved up to the range of $2,200 a ton.
Now, the most dramatic movement in the forward curve by far has occurred over the last four months, during which the forward curve has moved into contango from backwardation. The increase on the long end of about $470 per ton reflects a substantial re-rating of future aluminium pricing prospects, and of the NPV of high-quality aluminium assets, and of course of the option value of favoured access to high-quality, low-cost aluminium smelting assets in the future.
The Rio Tinto combination brings not only a step change in existing alumina refining capacity, but also an enhanced pipeline of growth opportunities, the best in the industry, and allows an acceleration of our alumina production. Ramp-up at our expanded Gove refinery started earlier this year and is expected to reach its full nameplate capacity of 3.8m tons by the end of 2008.
Initial expansion work on our Yarwun refinery has commenced and we expect completion of this project by the second half of 2010, giving us a total production capacity at this site of 3.4m tons per year. Coupled with future opportunities to further expand at Yarwun and QAL, but also in other locations such as Guinea, Brazil and Saudi Arabia, we are on a clear pathway to become the world leader by doubling our alumina capacity by 2015.
Likewise, in primary aluminium, we have multiple high-quality growth opportunities around the world. With projects in Canada, both on the east and the west part of Canada, Oman, South Africa, Saudi Arabia, Abu Dhabi, Malaysia and Cameroon, to name just a few, we have an exceptionally rich pipeline of attractive greenfield and brownfield expansion opportunities around the globe. These projects are at various stages in the review and development process, giving the new Rio Tinto Alcan maximum flexibility to optimize the sequencing and the timing of developing the best projects most rapidly. As an example, the construction of the Sohar smelter in Oman is proceeding on time and on budget, with a 350,000 ton potline to begin start-up in the second quarter of next year. We have a 20% share of capacity in this first phase, with an option for 60% on the second phase, and are the managing partner of this operation. The feasibility studies of the Abu Dhabi and [the Coega] projects continue to move forward.
Now, in addition to building new smelters or expanding existing smelters, we are also continuing to develop our industry leading AP-Technology. The AP-Technology is the undisputed technology of choice and the largest proportion of Greenfield smelters built in the last decade, excluding China, are using it today around the world. The next generation of AP-Technology, the AP50 technology, is now in development and we are beginning the construction of a 60,000 ton pilot plant in Quebec to further develop and showcase this next generation technology.
In summary, I’m very excited by the prospects and opportunities for Rio Tinto Alcan. Global aluminium demand is growing strongly, currently about 7% per year and forecast to remain so, given the expected double-digit growth rate in China. The price outlook, as I outlined, is structurally favourable and supported by fundamentals. The fact that the 63-month forward curve is in contango is a very powerful market indicator.
The exceptional Australia, Guinea and Brazil bauxite reserves provide the platform for high-quality, low-cost alumina expansion. Our smelter position is simply and clearly the best in the industry. Our smelting growth pipeline will enhance that competitive position even further, with proven in-house AP-Technology and an experienced management and technical team.

The divestment of Packaging, and the exploration of divestment of Engineered Products, will create a more focused, even lower cost upstream business. And finally, our proven integration approach and our extensive experience are being shown to good effect in a successful Rio Tinto Alcan integration with substantially increased synergies, as you have seen.
Thank you. I would now like to hand the microphone back to Tom. Tom?
Tom Albanese - Rio Tinto - CEO
Thank you, Dick, for that exciting story. I’d like to now introduce Bret Clayton, who heads up the most profitable business in Rio Tinto, our Copper group. And he’ll speak today about some of the exciting development opportunities we have in copper, and also nickel, as we look ahead.
Bret Clayton - Rio Tinto - Chief Executive Rio Tinto Copper
Thank you, Tom, and thank you, Dick, and it’s good to be here today. I’m not going to speak much today on the copper market itself, as I believe this market is well understood by our investors. However, I would just like to point out that demand remains strong and that supply is struggling to keep pace. However, I would just like to put future copper requirements in simple terms. By 2025, we estimate that the world will be consuming an additional 14m tons of copper per annum. So that’s almost a doubling of current consumption in less than 20 years.
Now, what I would like to talk about today is our growth pipeline, to help meet that demand, as well as touch on the strength of our current operations, which you can see here in this slide in red, that we’re very well positioned compared to our industry peers. I’d have you note Utah Copper, which is on the far left there, one of the most negative cash cost producers, benefiting from significant by products of both gold and moly.
Now, I’d like to talk a little bit more about Utah Copper. It’s an operation I feel many of you are familiar with. It’s been in operation for over 100 years now. In 2006, it was our most profitable mine, and yet, still, it is a mine that has extensive optionality for the future. Our current studies for the pits — the open pit pushback indicate that we could push the life of this mine out to 2036. In addition, one of the messages that we hear quite often from our Head of Exploration, Eric Finlayson, is that if you’re going to go hunting for elephants, you’d better be doing it in elephant country. I’d like to just tell you a little bit about what we’ve found recently at Utah Copper.
Over the past two years, our exploration brownfield here has uncovered a world-class molybdenum deposit underneath the current open pit, an intersection of porphyry mineralization in the south pit [wall], beneath the current — at depth, and multiple targets for further consideration within about a 3km to 4km orbit around the current open pit and within the Oquirrh range.
This slide shows the distribution of the moly mineralization, the known copper resources, as well as the Bingham [ore] targets that we are looking at. But even today, after 100 years, Utah Copper continues to be one of the most favourable brownfield exploration sites that we have within our suite of mines, and there are still ample opportunities here.
Now, in terms of future growth, we’ve had considerable luck of late, due to creative deal making as well as from our exploration program. We have interests in four of the largest undeveloped copper projects in the world, and they’re growing. At La Granja, our team has increased the mineralization there fourfold, and this is something that I’ll talk about a little bit more in depth in a few minutes. At Oyu Tolgoi, our entry into Ivanhoe Mines is a great example of creative deal making in a time of even high copper prices.
And Resolution is certainly a Rio Tinto type deposit, another success from our exploration group. It has the potential to sustain a 500,000 ton per year copper operation for more than 40 years. And if the mineralization continues, as we believe it does, we see the potential for an additional 20 years of mine life beneath the area under the land exchange. It’s not always easy to spot these opportunities at an early stage. And in fact, previous owners have actually walked away from these, each one of these opportunities, without seeing their potential. We have seen this potential and we’re in the process of delivering it.
Thanks to our project success, we have an enviable pipeline, with future production growth. Existing mines are boosted by expansions, notably at Bingham and at Grasberg. And as I always like to emphasize, that post-2021, we will enjoy 40% of all the production of Grasberg, in addition to all the future prospectivity and upside from this resource. Each of these future projects are considered tier one assets, but will continue to provide growth and optionality well into the future.
Now, I’d like to move on to a real success story, La Granja. As Tom mentioned, we acquired La Granja in 2005 for $22m and a minimum further investment of $60m. Since that acquisition, we have had a very extensive drilling program, totalling 35km of drilling, which has led to the four additional porphyries in the vicinity, with continued exploration potential.
Drill results suggest a mineralization of 8b tons at 0.5% copper equivalent grade — as I said, a fourfold increase since when we bought in. This makes it the largest undeveloped copper project in Latin America. It has the potential to be a very large, long-life operation, with production in excess of 500,000 tons a year.
In October 2006, we took just under a 10% stake in Ivanhoe Mines in order to jointly develop the Oyu Tolgoi resource. We now have fixed price options to progressively increase our stake to 43%, with a right to go to 46%. As we said, this is an example of a phased, risk-managed entry into an outstanding resource, which is capable of supporting an average production rate of some 440,000 tons of copper a year, with significant gold by products. As you can see from this picture, development continues. And in fact, there is a 1.3km deep mine shaft already in place and another one is progressing well.
The political situation in Mongolia is very fluid and we are actively engaged with the government in progressing the investment agreement. I was there just three weeks ago and I’m scheduled to be there during the week of December 10 again to meet with the President, as well as with the new Prime Minister. We are actively engaged with parties to conclude an agreement by the end of this session of parliament, subject to reasonable terms.
We also, though, see extensive exploration potential in Mongolia, something we haven’t talked about much and I’d like to touch on here, including on the Entree ground around Oyu Tolgoi. Rio Tinto is the single largest shareholder in Entree and, jointly with Ivanhoe, we own about just under 31% of the company. Ivanhoe has an option for up to an 80% interest in the Entrée ground, over the north and south extensions of the Oyu Tolgoi deposit, and Entree is also exploring on adjacent ground in its own right.
Exploration by Ivanhoe on the Entree joint venture property has recently identified the Heruga deposit, just south of Oyu Tolgoi. And drilling so far has delineated an 1,100 meter long strike of continuous moly-rich copper and gold mineralization up to 400 meters wide. Overall, the Oyu Tolgoi mineralized trend now has a strength of — a strike lane of over 20km and is in a very prospective belt.
I’d like to talk about two nickel opportunities, less-known and maybe sometimes less-appreciated nickel opportunities. Both came from our exploration program. Firstly, I’d like to talk about nickel. We’re close to approving the development of this mine, which is scheduled to be in production by late 2009. This is a high-grade current resource that — and its resources are 30% — greater than 30% of Jubilee Mining’s currently-stated reserves and resources on a nickel-equivalent basis. And I’m sure as you’re aware, Xstrata recently acquired — agreed to acquire Jubilee for $3b.
At Eagle, we are also focused on six further adjacent prospects, which may give us the potential to extend the mine life beyond its — beyond 30 years at its currently-scheduled production rate. Deeper drilling under and adjacent to the Eagle deposit has reinforced the potential for further nickel economic —

economic nickel resources that are not part of the current mine plan. The similarities to other world-class magnetic copper and nickel sulfite deposits are clear. This is not accounted for in the current value of this project. We have an extensive land position in the Eagle district, which we believe is extremely prospective, including a 30km identified trend containing multiple target intrusions. Our exploration in this area is just beginning.
Next, on Sulawesi Nickel. This is probably the best uncommitted nickel laterite opportunity we’re aware of globally. We’re targeting an initial operation of 46,000 tons of nickel per annum and 3,600 tons of cobalt, with production commencing by 2015. There is also potential to further increase that production beyond 100,000 tons of nickel per annum. The deposit is situated in a nickel province of world significance, analogous in potential to Western Australia’s Pilbara iron ore province. We are in the final stages of negotiating a contract of work that has presidential and senior cabinet minister support. And once that contract is completed, it will be submitted to the Indonesian parliament for approval.
So in summary, market conditions remain favourable, with strong demand and constrained supply. Our operations are highly competitive and give us optionality for multi-decade life extensions. We have a foothold on some of the largest undeveloped copper projects in the world, providing an excellent long-term growth pipeline, including La Granja, with a potential to be a 500,000 ton a year mine with a life of over 60 years, Oyu Tolgoi, a 440,000 ton a year mine where development is underway and with a life of 35 to 40 years and, as I have mentioned, [still with] great prospectivity in the region, and Resolution, a mine that will be about twice the size of Utah Copper with a 40-year life and strong possibilities to extend that mine life. These are clearly the copper mines of the future.
We also have two significant, less-known nickel projects, which represent a meaningful entry into this commodity — Eagle, which is now moving towards approval and construction and is in an extremely prospective area with an enviable land position, and Sulawesi, a tier one asset from our exploration group that is in final contract negotiations and, as is the case with any tier one asset, will be inherently expandable. In 10 years’ time, Rio Tinto could rank in the top ten nickel producers globally.
Thank you. Back to you, Tom.
Tom Albanese - Rio Tinto - CEO
Thank you, Bret, and thanks for painting that bright picture of our copper prospects and our future nickel business. I’d now like to talk about our other businesses, Diamonds, Energy and Minerals, and exploration technology and our project pipeline, before turning it over to Guy to talk about the financial side of the business and our balance sheet.
Before I do, I’d like to welcome Preston Chiaro, who’s in the front row. He’s here for any questions afterwards. He’s our product group CEO for the Energy business. And again, I’ll touch upon some of the pieces of that, specifically with respect to uranium and coal.
The current uranium market outlook is very positive, with prices close to record highs, as years of underinvestment in supply have finally caught up [with what I see as] stronger demand conditions. This gives us a window of opportunity to lock in these higher prices over the next several years and we’re currently locking in [attractive] terms such as uncapped pricing and floors really above our existing contract prices. We are already the second-largest uranium producer in the world today and we’re looking to double production at Rossing and we have identified significant opportunities to expand our business at ERA in Australia.
Turning to thermal coal, let me remind you that our reserve and resource position is one of the largest in Australia. As infrastructure challenges in New South Wales and Queensland are alleviated, we will enjoy significant brownfield and greenfield expansion capabilities from mines such as Clermont and Mount Pleasant. The value of our reserves will be released through higher production and higher sales.

In coking coal, we expect to see a substantial increase in production in the future. We are currently considering a $1b project, of which our share is $800m, to expand the Kestrel mine production right up to 50% and extend its life from 2012 to about [2030]. And of course, at Hail Creek, it’s capable of rapid expansion, in parallel with current port expansions.
Now, turning to Diamonds and Minerals, we have some exciting growth prospects here as well. We are now beginning to see increasing Chinese demand for titanium dioxide feedstock, as we have been foreshadowing for the past several years. We’ve always said the growth in industrial minerals consumption comes later in the cycle than base metals, because it would be consumption-led. China is estimated to be 17% of TiO2 feedstock demand this year, and it’s growing rapidly.
Our mineral sands project in Madagascar is proceeding well. Its 750,000 ton operation is due to come on-stream at the end of 2008, containing some of the highest grade TiO2 in ilmenite in the world. And of course, at this time, we’re even looking at expansion to go even further. We’re looking at potential to expand this to 2m tons per year by about 2013, as we continue to see Chinese consumption of pigment feedstock continuing.
In potash, the PRC project continues to move ahead, still on feasibility study, although we’ve had to revise the feasibility expenditure forecast up to $1.5b to reflect rising drilling costs in the oil and gas sector — and again, this is an underground project which requires underground or, say, oil drilling technology to get to it — and Argentinean inflation. Potash is moving into a very attractive pricing regime, as a consequence of strong global agricultural markets and, of course, the growing need for bio-fuels.
On to Diamonds. Today we announced the approval of the underground Diavik diamond mine. The total CapEx for this is $560m, of which our share will be $338m, with production start up scheduled for 2009. Production is estimated to be 1.5m tons per year of ore in 2012, rising to 2.3m tons per year by 2017. The mine life of Diavik is now expected to extend beyond 2020. Diavik is without doubt the most profitable diamond mine in Canada today.
Finally, we are making better progress at our Argyle underground development, where we’ve been seeing an improvement in our development rates. And we now believe we’re able to reduce our capital expenditure by several hundred million dollars below our most recent guidance.
I’d like to now talk about something that clearly and, I believe, firmly differentiates us from our competitors, and that’s our exploration track record and our exploration success rate. For quite a while now, we believe we’ve had an unrivalled company track record in discovery among the major mining companies.
And many of the major projects we’re talking about today are the result and consequence of our major exploration successes. We’ve had two tier one discoveries in the 90s, being at Century and Diavik, and five so far this decade, with PRC, Resolution, Simandou, Caliwingina iron ore in the Pilbara and Sulawesi nickel, which Bret just referenced, [and I believe] a sixth on the way at La Granja. This demonstrates the effectiveness of our long-term exploration approach, based upon regional structure, operating our own programs and our boots on the ground approach and, of course, our success in driving exploration, performance and prioritization. We’ve maintained our commitment in exploration over the years and the consistency of expenditure and activity over the cycle has produced extraordinary results.
Looking ahead, our exploration portfolio is a multi-commodity mix of brownfield and greenfield opportunities. Let me take some time to pick out a handful of these opportunities. Bauxite exploration includes a commanding brownfield land position in the Gove orbit, new bauxite discoveries in coastal Brazil and in Colombia and a very large [karuha] deposit in the Para state of Brazil. I visited this site in the past and it has all the potential to become a first tier discovery in its own right, with over 4b tons of bauxite mineralization.
Building on our potash success at PRC in Argentina, we have a large solution mining target outside Regina in Canada, which nicely leverages our expertise gained in solution mining technology at PRC. In coking coal, besides our exploration in BC and in Colombia, I think Mongolia will provide some pleasant surprises. And I think Mongolia has all the potential to become a major new coking coal province.
Copper, of course, Bret’s already spoken about our major programs at both Bingham Canyon and in Peru. And for iron ore, exploration involves major brownfield efforts in Pilbara and at IOC in Canada, as well as very exciting programs in Guinea around Simandou.
You can see from this slide just how many opportunities for growth options we have and hear from the tone of my voice how excited I am about this exploration. I’m personally proud of what our exploration team has done, what it’s delivered and what it’s capable of delivering in the future.
To maintain our lead in project delivery and execution, it remains vital we maintain our lead in technology. We’ve talked about HIsmelt and hydrogen energy in the past. Today, I want to talk about automation. We’re currently running automated loco trials in the Pilbara and establishing a remote monitoring facility in Perth. I’ve said to the team I’d like to see a fully-automated mine in the Pilbara within the next five years and I certainly believe we’re capable of achieving just that. Meanwhile, we are, of course, trialling continuous mining in some of our softer ores in the Pilbara.
Moving to aluminium, as Dick has described, we have clear smelting leadership with the next generation of smelting technology. And I think there will be even more exciting opportunities in this area, which will become even more important as we move into a higher-priced energy world and certainly we move into a carbon-priced world. We’ve also talked about our work in block caving and acid leaching and, as Bret described, that’s certainly providing benefits for some of these exciting copper development projects.
I’d like to say something here about IPT and business systems, and Guy will touch upon this later. This is all about technology and about people. The synergy uplift we’ve seen with the Alcan transaction since July is all about having the business systems in place, the rapid business integration and bringing the best of Alcan into Rio Tinto and creating benefits with these systems beyond what was initially envisioned.
Taking all these projects that we’ve talked about today and consolidating them, we have an extremely impressive pipeline of growth opportunities. And these cover all parts of our product group portfolio in providing Rio Tinto’s shareholders with unrivalled growth opportunities and optionality as we continue to see strong global metal demand growth. Some of these options may be divested, while others may be generated through acquisition. By bringing more tons to the market, we will benefit our customers, who frequently ask about our exploration and investment plans to increase production and serve them better with the products that they need. We’re especially rich in iron ore, aluminium and copper growth projects.
In addition, we have exploration programs with demonstrated success rates providing regular additions to this growth pipeline.
Finally, the fact we’re able to acquire stakes in both Oyu Tolgoi and La Granja during periods of high copper prices mean that we have the deal skills to execute and create value in the commercial space. And this is certainly recently reinforced with our successful recent financing and completion of Alcan.
If I could say one final thing about Alcan, past the point where we’ve harvested the full synergies, which Dick has spoken about, we expect shareholders for years to come to benefit from our leading position in the aluminium sector. And this is the – about the long-standing optionality which we’ve created. And this is what Rio Tinto’s always been about and what I intend to keep delivering in the future.
Now, I’d like to hand over to Guy, who will update you on our strategic review, our business improvement programs and capital management.

Guy Elliott - Rio Tinto - CFO
Thanks, Tom, and good morning to those of you in London. Good afternoon or evening in Australia. Let me begin by talking about our strategic review. This is something we announced at the same time as our Alcan transaction. And its conclusions, now that we’ve made them, are that, although our businesses are all profitable with strong cash flows, there are a number who don’t fit so well within the enlarged Rio Tinto.
At the time of the Alcan announcement, we discussed potential divestments of at least $10b. The strategic review has identified further assets as potential divestments, which could bring the new total to more than $30b. Now, these are all good valuable businesses in themselves, but, for a number of reasons, we believe that they might be of more value in the hands of others.
Now, not all of these will be sold, and we have high price expectations, given their quality. But as a result, we are increasing our target divestment to over $15b. Now some, but not all, of the potential divestments are listed on this chart. The sale process is already underway for Alcan Packaging and, as Dick said earlier, we have today announced our intention to explore the divestment of the Engineered Products division of Alcan. As we look at our options, we will of course be mindful of all stakeholder interests in France or elsewhere, and this may extend the timeframe a little.
In addition, we’re reviewing our options for the sale of Rio Tinto Energy America. Now, as well as raising cash, these potential divestments will simplify the structure of the Rio Tinto Group, and that will allow for further cost savings over time. Rio Tinto has always been about financial discipline and focus on value, and this continues to be the case. But given the demand environment which we’re experiencing, we continue to invest at record levels in our strong pipeline of growth projects, many of which we’ve already outlined today.
Our high-quality resources, in many cases, represent options, options to expand existing operations for low risk and high return, and the Pilbara is a classic example of that. But we’re also looking at big new greenfield projects in many commodities, with conceptual upwards remodelling of their potential. And here, La Granja is a good case in point. Our capital expenditure forecast for 2009 is $9b, and that includes former Alcan projects. Our proven execution capability in project management is a key to success in this area and we believe it to be one of the true strengths and differentiating factors regarding Rio Tinto.
Now, we have a good long-term track record in taking costs out of our businesses and it remains a major focus at a time of heightened industry cost pressures. We’ve talked in the past about IPT, our business improvement program, and this is leveraging best practice across the Group. IPT is currently generating around $400m of pre-tax cash flow per annum. We’ll continue to generate value from IPT in the years to come, from efficiency enhancements in all areas of the business.
In addition to IPT, we have a program to reduce corporate function costs by $500m by 2010. And, of course, we’re investigating greatly in — targeting greatly increased synergy benefits from the integration of the Alcan operation. In fact, the Alcan integration effort is becoming a great catalyst for our corporate overhead review. So in combination, we’re looking for pre-tax cash savings of $1.7b per annum by 2010. In addition to this, we have the $380m of financial integration benefits from the Alcan transaction.
And I might add that all this is achieved by Rio Tinto without any further business combination.
Now, moving to our balance sheet, we have a clear pathway to the pay-down of our additional debt following the Alcan deal, not least from our very strong cash flows. But the pay-down program also includes the upgrading of our debt – divestment target to at least $15b. The Group remains committed to its medium-term goal of having a single-A credit rating, no higher and no lower. I can confirm that we will not be issuing equity as part of the refinancing of the debt incurred in the Alcan deal.
Underpinning our confidence in the business, we are today committing to re-base our total 2007 dividend by 30%, with a further total increase of no less than 20% for the subsequent two years. We’ve always said that our first priority for the use of capital in our business is reinvesting in mining. The second priority is our ordinary dividend, and the statement that we are making today reinforces this commitment to shareholders. Given the long history of our progressive dividends, you can draw your own conclusions about what these increases represent in terms of our confidence about our future.
Now back to Tom, who will wrap up.
Tom Albanese - Rio Tinto - CEO
Thank you, Guy. Before I end, I want to give you our side of the story, our perspective on a few matters.
You may have seen this slide recently, pointing out the benefits of mineral basin consolidation. While the point may have some industrial logic, what has not been said is that, in five of these six examples, Rio Tinto has an unarguable lead in terms of existing assets and growth potential. And let’s walk through each of these six areas.
Starting in the Northwest Territories in Canada, you can see Ekati and Diavik. As we’ve just mentioned, we’re extending the life of Diavik to 2022. We’re still in peak production. Ekati is already past its peak. Clearly, this basin favours Rio Tinto. Move to the southwest of the United States, we look at Pinto Valley, Kennecott and Resolution. Bret’s already told you the story about Kennecott Utah Copper. You already know the story of Resolution. Another one that clearly favours Rio Tinto.
Moving onward to southern Africa, RBM’s a 50/50 joint venture, but Rio Tinto controls the technology and controls the know how. We just talked about the Madagascar project and how this is the single best high-grade ilmenite mineral sands resource (inaudible) mine in the world today. And then, over in Mozambique, we have an exploration project near the Corridor Sands roughly the similar grade, roughly the similar nature of the ilmenite, but without the clay. It can be mineable with much lower quality — much lower cost dredging technology. [But in any event], the sands in Mozambique are nowhere near the quality of the mineral sands in Madagascar. Another basin favouring Rio Tinto.
Moving over to Australia and Western Australia, I think that Sam has quite nicely articulated the story about the Pilbara. And clearly, Rio Tinto’s in the lead with regard to the Pilbara in Western Australia. Moving on to east Australia, I’d have to say that that’s a tie. Rio Tinto is in a better position in New South Wales with coking coal — with steaming coal and seaborne electric-generation coal, but I’d say that BHP is much, much stronger in the Bowen basin in Queensland. So there’s one that goes in BHP’s favour, one out of six. One out of five, six.
And you could say the same thing on a sector by sector basis, with Rio Tinto having an unarguable lead in the areas of aluminium, iron ore and copper. As a matter of fact, as a general matter, if you look at the size of the opportunities we’ve outlined today, they dwarf what BHP Billiton has articulated to be takeover synergies. I am comfortable in saying that, while BHP may need Rio Tinto, we do not need BHP Billiton.
So in conclusion, I’m excited about the future of Rio Tinto. We believe the demand outlook for our products is exceptional, based upon fundamental demographic and economic shifts in the world today. Our long-standing strategy is to create value for shareholders and we’ll deliver very substantial returns into the future.
We have an exceptional set of assets and growth opportunities, both in established projects and exploration prospects. We have great, well-trained and motivated people throughout our organization. And we have a great track record for management delivery in safety, in daily operations and in the execution of our capital projects. We face the future with confidence and that we’re demonstrating that confidence by raising our dividend, as Guy has announced today.
I started by talking about value and I’ll close by talking about value. We believe, and I’ve said to most of you over the past six months, that we’re entering into an unprecedented period of extraordinary demand growth for all the things that we produce. While this will certainly be a tide lifting all boats, some will do better than others. Our track record around value delivery, project execution and tier one exploration demonstrates that we can move along the value [access] better than BPH Billiton or anyone else in the sector. And I’m absolutely convinced we have the management team, the breadth, the depth of the organization and the systems in place to maximize value for the Rio Tinto shareholders.
And remember, this is all about value. There’s never been a time when a development pipeline like ours is worth as much as it is today. I intend to stick to our strategy. I intend to stick to our mantra around value, but we’ll need to do this smarter, we’ll need to do this faster and we’ll need to do this better than anyone else. We’ll be doing this by having more resources, which we can develop at a faster pace, which can be sold at higher prices. And this is just what we’ve been doing this year, and this is what I intend to continue to do into the future.
Thank you. We’ll now take some questions.

QUESTIONS AND ANSWERS
Tom Albanese - Rio Tinto - CEO
While you’re thinking of questions and before we kick off here in London, maybe if we could hear some questions from our audience in Sydney.
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
Questions from Sydney. [I still think] perhaps digesting all of that material, we have one here. Tim.
Tim Gerrard - Austock Limited - Analyst
Tim Gerrard. A question for Sam, if I may. Sam, you talked about the conceptual mineralization in the Pilbara for your operations. I think it was 18 to 30-odd billion tons. Interestingly, that’s a similar figure to what BHP have come up with, but your land position is 2.5 times BHP’s. Can you just put a little bit of colour on why your position is so low relative to BHP?
Tom Albanese - Rio Tinto - CEO
Maybe, Sam, if I could just start with that one. We have been doing quite a bit of drilling in the Pilbara over the past several years. A few years ago, we started with 300,000 meters per year, moving up to 400,000, moving up to 500,000. And that’s [built] the basis of this mineralization. So I think it’s more [as] you look at the specifics and the comparables, [test] how many feet of drilling have also taken place.
Sam Walsh - Rio Tinto - Chief Executive Rio Tinto Iron Ore
Yes, if I could add to that, and thanks, Tim, for your question. For us, the key figure to compare is actually the resources and reserves, because that emphasizes the extent of the drilling and work on the ground that we’ve got to back our immediate projects. But the 20b to 30b tons of mineralization that I mentioned, it’s a figure that we believe that our exploration work will support and will verify. (Inaudible) gets to 30b tons, I think that we can relax a little bit and not focus on a competition beyond 30b tons. Quite clearly, we believe that there is more beyond it, given the land holdings, as you have mentioned, Tim. But 30b tons is enough to keep our current projects on the boil.
Tom Albanese - Rio Tinto - CEO
Thank you, Tim. Next question from Sydney.
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
Not seeing any questions coming forward at the moment.
Tom Albanese - Rio Tinto - CEO
Well, we’ll come back to you. Maybe we can take some questions from this auditorium. Yes?
Glyn Lawcock - UBS - Analyst
Hi, this is Glyn Lawcock at UBS. I was just wondering —

Tom Albanese - Rio Tinto - CEO
[Let me] put you on the speaker.
Glyn Lawcock - UBS - Analyst
Sorry about that, Tom. It’s Glyn Lawcock at UBS. Just a couple of questions. Firstly, you talk about it’s all about value. I was just wondering, then, you and the Board, if BHP was prepared to come to what you believe is fair value for the company, do you see merits in putting the companies together?
And then, secondly, it looks like you’re going to get over $1b in synergies just from Alcan. Just wondering, clearly, if you put BHP and Rio side by side, which you’ve done and they have, it looks like they understate the cost savings and the benefits of bringing these two together. I was wondering if you were able to share with us what you thought were the benefits of putting the two together, if you did.
Tom Albanese - Rio Tinto - CEO
Yes, thank you. Let me just talk about value, because, again, this is all about value and it’s value for Rio Tinto shareholders. The proposal that we received and the Board rejected was based upon not needing — not even coming close to the value proposition. And I was asked earlier today, ‘Well, give us something in the ballpark,’ and my response was ‘Well, it’s two ballparks down the road.’ This is a long way value difference between what we saw in the BHP proposal. Moving on to synergies, certainly, the experience that we’ve had here and, I think, as Dick well articulated, in his prior experiences of putting together these types of businesses — and we’ve certainly seen this with North and other acquisitions — that as you get into it more, you can find more opportunities. And I wouldn’t doubt that that’s the case.
However, it’s also important, and this is very, very important from the prospective of the Rio Tinto shareholder, and that is just where that synergy is coming from and how does that value ultimately get ascribed back to the Rio Tinto shareholder. So as you’ve seen from the presentation, the growth synergies, they’re really sitting on the Rio Tinto side of the ledger. And that has to be a value recognition that needs to take place as a consequence of that.
Any other questions from this audience?
John Meyer - Fairfax - Analyst
Hi, it’s John Meyer at Fairfax. [Although], clearly, the world has changed and in a changing world companies need to change too, I’ve always seen Rio as having a larger proportion of its assets denominated in — and a U.S. dollar cost base. Can you tell me a bit about how your cost base might differ from BHP’s, for example, and how — where it might give you advantages or disadvantages?
Tom Albanese - Rio Tinto - CEO
Yes, thank you. I think it’s important to recognize that, certainly, the nature of our businesses, and I’ll ask Guy to articulate this a little better, but to some extent we have some self-hedging mechanisms and a natural hedge between our cost base and our price, as much of our material is priced in U.S. currency. And ultimately, the pricing goes back to where the changes in the U.S. currency would be over time.
In the nearer term, clearly, having major business assets such as Kennecott Utah Copper in the U.S. with costs that are predominantly in U.S. dollars or capital projects where you’re securing items that are basically [cost in] U.S. dollars is an advantage in a dollar-depreciating world. But ultimately, there would be — to some extent, the natural hedge will be catching up with that.
But, Guy, if you want to say anything further?

Guy Elliott - Rio Tinto - CFO
Well, I think that there is something in what you say. Our mining businesses are a bit more biased towards the U.S. cost base than are BHP. Of course, quite a big part of their petroleum business is in the Gulf of Mexico. But I think what we’re talking about is the relative quality and optionality of the different businesses. And we’ve got some excellent businesses, not just in the United States, but everywhere. And so I think that the key focus should be on quality. The currency factor will not, we don’t think, be predominant, if you look in the long term, because of the correcting mechanisms that Tom just mentioned, what we call the natural hedge.
Tom Albanese - Rio Tinto - CEO
Any other questions in this audience? Over here.
Damien Hackett - Canaccord Adams - Analyst
Thank you. It’s Damien Hackett here from Canaccord Adams. I’ve got two questions, if I may. Firstly, one to Tom and one to Sam. Tom, what feedback, if any, are you getting from customers on the planned merger? And secondly, any comment from regulatory issues?
And the second question relates to BHP’s claims of improved deliverability from a larger entity, specifically around iron ore. Their claim seemed to be that congestion and things of that nature might be removed. I’m just wondering whether the two of you have actually sat down and thought, perhaps, that some cooperation on that whole mechanism of delivery might be a solution. For example, one continuous loop of a rail track that goes through all mines and all ports may more rapidly solve the problem of deliverability than each of you building separately. If you have comments on those, please?
Tom Albanese - Rio Tinto - CEO
Thank you. I’ll start off on each of those and I’ll let Sam supplement. Clearly, we have formed customer relations which go back literally decades in time. I think that, in the various presentations that BHP Billiton’s made, they’ve talked about that they’ve done a lot of thought around this area. It’s probably best to ask them that question, because they haven’t necessarily articulated the specifics as to how that would happen. In terms of what we’re doing, I think that we are continuing to press ahead with the expanded production, as Sam had shown. Our growth rate since 1999 [has still been] 15% year on year, compared to the 6.5%, roughly, in BHP’s case. So we have continued to grow. We’ve continued to meet our customer requirements. Of course, the customers, particularly the Chinese steel sector, has grown faster than anyone would have expected, even during the case — the course of 2007.
I think in terms of looking at opportunities in the Pilbara and un-bottlenecking constraints, it’s important to recognize where those constraints are. As we’ve presented, we don’t have constraints at Port Hedland. We don’t have constraints — or at, sorry, Dampier. We don’t have constraints at Parker Point. We don’t have constraints at Cape Lambert. Now, our ports are not constrained. It’s just a matter of getting capital and doing all the engineering that we’ve talked about to deliver our very large resource position into the market. Now, could it be done better on a regional basis? Well, I think there’s some logic to the argument, but again it gets back to who and to what extent — whose assets are really benefiting or providing the benefits for. I really do believe the Rio Tinto tenement, the Rio Tinto mineral position, the Rio Tinto infrastructure, the fact that we have three unconstrained ports versus BHP having one that I think is going to get increasingly constrained, really puts the value equation in favour of Rio Tinto.
But, Sam, if you have anything to comment?

Sam Walsh - Rio Tinto - Chief Executive Rio Tinto Iron Ore
I think, Tom, you’ve captured it all very well. The upside in the Pilbara is all ours. The upside at port operations is primarily through Cape Lambert, where you saw from the slide we have a magnificent opportunity to increase that by 200m tons a year. We also have an equal opportunity at East Intercourse Island and Parker Point to expand. But we’re not congested. We don’t have projects falling over themselves, [like F&G] and BHP and [Atlos] and a range of other people at Hedland, which is causing enormous congestion. 500m tons through Hedland is actually a nightmare, and the Western Australian government has initiated a [study], mind you, $1.2m, which is not going to pay for a lot, but a study to look into what are the opportunities to further develop Hedland. And they’ve announced another opportunity at Ronsard Island. Now, all of this is very difficult work. It’s involving multiple parties. It’s involving new physically greenfield locations. I can well understand why BHP is interested in looking at our magnificent Cape Lambert site.
Tom Albanese - Rio Tinto - CEO
Thank you. If I — One more question here, then I’d like to go over to the other room.
James Hutton-Mills - UBS O’Connor - Analyst
James Hutton-Mills from UBS O’Connor. Today, you’ve pointed to higher synergy benefits and enhanced dividends. You also talked about more potential divestments coming through, but didn’t say an awful lot about how that would be encapsulated within the context of your balance sheet going forward. Could you flesh that out a little bit, i.e. should we assume that, if needs be, that potentially there might be returns back to shareholders?
Tom Albanese - Rio Tinto - CEO
Thank you. Maybe I’ll take that question straight over to Guy to answer.
Guy Elliott - Rio Tinto - CFO
You’re right to highlight the points that we’ve made about synergies. And of course, you need to consider those in the context of the very strong cash flows that we have now and that we foresee in the future. We, of course, are making these extra divestments and we’ve committed to these higher dividends.
But the important thing that you maybe should always keep in mind is that single-A commitment. And that single-A commitment will — we don’t want it to get too strong, this balance sheet, but we think single-A is the appropriate place for it to be. And we’re not there at the moment. We will be there in the medium term. And that will enable us to follow a set of priorities. When we get to the single-A, having repaid some of the debt thanks to these divestments and cash flow, we’ll then have the choice. And our priorities have always been the same, and they remain first and foremost to invest in mining, whether organically or through M&A. Secondly, to maintain the integrity of our dividend, which, as you can see, we’ve now given certain commitments going forward, but after that period we must at least sustain that dividend and hopefully increase it. And then, last but not least, we would return capital to shareholders, but only after those first two priorities have been met.
Tom Albanese - Rio Tinto - CEO
Thank you, Guy. Can we go to the other auditorium now?
Andrew Vickerman - Rio Tinto - Global head, Communications & External Relations
Thanks, Tom. Any questions in this room? Yes, one here.

David Prowse - Merrill Lynch - Analyst
Good morning. It’s [David Prowse] from Merrill Lynch. You’ve explained quite clearly the upside for your company, but I’d still like to know if there are circumstances where you would sit down and have a discussion with BHP, and what would they be?
Tom Albanese - Rio Tinto - CEO
Well, I think, again, this [is] all about value, and that’s value for the Rio Tinto shareholder. And as we’ve said, the proposal that we received, which wasn’t complete, we looked at it on the basis of that value test and we kicked it back. And again, we’re going to have to go several ballparks over to find something in that hypothetical.
Andrew Vickerman - Rio Tinto - Global head, Communications & External Relations
We have another question in here.
Justin Baring - Citigroup - Analyst
Hi, it’s [Justin Baring] from Citigroup. Just — with using that reference to the ballparks again, how much of that is the commodity price assumption? I mean, the stock market values Rio Tinto every day. It’s obviously making a serious error every day to come to the price that it comes to today. Can you just talk about the commodity price assumptions that the market’s missing, obviously? We’ve heard, obviously, about your growth projects, but can you talk about the commodity prices that you see, relative to possibly where the street sees?
Tom Albanese - Rio Tinto - CEO
Yes, Justin. First of all, maybe if I comment that to the extent the market fully doesn’t appreciate what I believe the value to be, I think we have to have a bit of a mea culpa for that ourselves. Again, until recently, we haven’t really talked about what our opportunities are.
As I’ve said to most of you, we’ve been on the end of the spectrum of under-promising but over-delivering, and I do think it’s very, very important to bring that balance together, particularly as we see a strong market ahead of us, which actually has quite a bit of demand for those optionalities, for those opportunities, not decades in the future, but a much shorter period of time in the future.
So again, first and foremost, this is about value, but this is also about us balancing that point between promise and delivery and, of course, always doing in a way so our shareholders have credibility in what we say. In terms of the macro-economy, I think there are very — there’s a whole range of forecasts out there. I can’t pin down any one individual forecast in terms of what the market will be. In general, what we’ve said and I think our chief economist, Vivek Tulpule, who’s in this audience today, has presented in a paper, we are looking at a period of time, probably for several decades, where global consumption of most of what we produce will be at a higher level than it’s been for the past several decades. And that itself will be a driver of our industry and it will also pressurize resources, which will probably keep the reversion from occurring for a longer period of time, and it will have the effect of raising equilibrium prices.
Again, this is what we’ve referred to as absolute value. And as I said, this will be a tide lifting all boats, but it’s got to be looked at in combination with what I also refer to as relative value. And that really gets around to the capability to execute, the capability to discover, the capability to have a vision and take that discovery to a pre-feasibility, to a feasibility, get it to a development decision, execute it on time and on budget and then operate it safely and effectively. And that’s what I believe differentiates Rio Tinto from the rest of the pack.

Andrew Vickerman - Rio Tinto - Global head, Communications & External Relations
Is there one more question from here? Tom, I think that’s it from here for now. Back to you.
Tom Albanese - Rio Tinto - CEO
Thank you. Are there any callers on the webcast? Any callers on the webcast?
Operator
Our first question will come from Craig Campbell with Morgan Stanley. Please go ahead.
Craig Campbell - Morgan Stanley - Analyst
Thank you very much. Good morning to you, Tom and Guy. Just with regard the annualized production growth, BHP Billiton at the mid-year spoken about a 9% volume growth going out for an extended period of time. Given your forecasts, have you calculated out what your volume growth rate would be, going ahead with these projects that you’re now presenting to us?
Tom Albanese - Rio Tinto - CEO
Thank you, Craig. I think you’ve seen a pretty strong assessment of growth rates between the copper, the aluminium and the iron ore businesses. Guy, do we have the specificity of that number? We will get back to you as to what a comparable growth rate would be. But again, it’s a very exciting story, if you look at those individual numbers. I think it’s just a matter of putting the math together now.
Craig Campbell - Morgan Stanley - Analyst
All right. Thank you.
Operator
Our next question will come from Peter O’Connor with Credit Suisse. Please go ahead, sir.
Peter O’Connor - Credit Suisse - Analyst
Tom, Kennecott copper, the open cut to 2036, does that mean there’s the underground optionality as well?
Tom Albanese - Rio Tinto - CEO
Thank you. I think, Peter, again, as we look at the resource and as I think the presentation that Bret has given and I’ll ask him to elaborate on that — the porphyry resource, it bifurcates in a different root system. And we’re now doing the engineering really to look at the pros and cons of taking it back to the layback versus taking it back underground. But even if we took it back to the layback, there’s still a considerable resource at depth. So it wouldn’t be — basically, we could potentially look at both the layback and then, in the future, still mining the rest on an underground basis. But, Bret, if you want to answer that.
Bret Clayton - Rio Tinto - Chief Executive Rio Tinto Copper
Just quickly, the further push-back that we’re looking at and — would not sterilize the underground. We’d still leave that as an option into the future. And that’s one of the things that we’ve been looking at as — the various options that we look is making sure that, as we go down that track, we leave that future [open] underground — excuse me, the underground is a future option as well.

Peter O’Connor - Credit Suisse - Analyst
Tom, could I ask, on iron ore, the Corumbá, Orissa and IOC options weren’t discussed. Is there any reason for that?
Tom Albanese - Rio Tinto - CEO
Well, we certainly have opportunities, and I’ll ask Sam to answer those, at Corumbá and IOC. I think that IOC in particular has quite a bit of resource potential and it’s not that far away from tidewater and we control the infrastructure. At Corumbá, we have to look at river levels and best ways of getting what is a very high-quality resource with quite a bit of upside optionality through the river system infrastructure. I think in terms of the relative magnitude of those compared with Pilbara and Simandou, the Pilbara and Simandou clearly have much more material.
Sam Walsh - Rio Tinto - Chief Executive Rio Tinto Iron Ore
Yes, thanks, Tom. And we did have a series of reviews underway and project expansions at IOC and (inaudible) at Corumbá. IOC, we have a [new-look vision] of potentially taking that project to 25m tons per year.
At Corumbá, we currently have a feasibility study underway to take that project from its current 2m tons a year notionally to 7.5m, although, looking at the numbers, it’s looking like 10m tons would actually be a better fit. As Tom mentioned, Corumbá is of particular interest because it’s a very high-grade lump. And in my recent visits through Asia, Japan and China, a lot of interest in both the high-grade at Corumbá and at Simandou in Guinea.
Tom Albanese - Rio Tinto - CEO
Thank you. Maybe one more question from the webcast?
Operator
Our final question comes from Chris LaFemina, Lehman Brothers. Please go ahead.
Chris LaFemina - Lehman Brothers - Analyst
Yes, thanks, Tom. I think you commented earlier that you thought there could be significant potential synergies between BHP Billiton and Rio Tinto, but the synergies are clearly on the Rio Tinto side of the ledger. I guess, based on the status quo, the value of those synergies would be zero. Is there anything that you are considering doing or could do to unlock some of those synergies without actually merging with BHP?
Tom Albanese - Rio Tinto - CEO
Well, I think, as we’ve talked about today, we’re doing just that, particularly in the Pilbara. In terms of the expansion that we’re bringing forth, we think we have an unrivalled opportunity to expand the Pilbara and pretty much meet the growth requirements in the market. We have the resource, we have the tenement and we have the infrastructure. And I think we can do just that. [So in other basins], well, certainly, there’s lots of ways of looking at that, but, again, in each of the other cases, with the exception of Queensland, they were favouring Rio Tinto.
Chris LaFemina - Lehman Brothers - Analyst
Is there anything you could do in the Pilbara with BHP in terms of a JV or something where you could unlock some of that value without actually combining the companies?

Tom Albanese - Rio Tinto - CEO
I think that’s a bit of a speculative — I wouldn’t want to get too much into the detail of that. But again, we’d have to recognize that, whatever were to happen, it would have to fully reward the Rio Tinto shareholders for what the Rio Tinto shareholders deserve.
Chris LaFemina - Lehman Brothers - Analyst
Thanks.
Tom Albanese - Rio Tinto - CEO
Maybe we can go back to Charlie, if there’s anyone from Sydney?
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
Thanks, Tom. We have a question here.
Peter Chilton - Constellation Capital Management - Analyst
(Inaudible — microphone inaccessible) iron ore from Brazil and Australia. Why did you walk away from the opportunity to grasp some of that freight differential several years ago? And what are your views and proposals with regard that differential now?
Tom Albanese - Rio Tinto - CEO
Charlie, we missed the first part of the question. Can I understand it to be — maybe you could repeat the first part of it and your — who you are.
Peter Chilton - Constellation Capital Management - Analyst
Peter Chilton from Constellation Capital Management.
Tom Albanese - Rio Tinto - CEO
Thank you. There’s been quite a bit of mythology in the past of what has been said and what hasn’t been said. I do want to emphasize that, if you go back to something as recently as the turn of the last decade, 1999, 2000, now, very clearly, both businesses were roughly at parity in terms of iron ore production. And Rio Tinto has grown at twice the rate of growth as BHP in that period of time.
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
Sorry, Tom, coming back. The question related to freight differentials. Perhaps you’d like to say it again.
Peter Chilton - Constellation Capital Management - Analyst
Yes. I’ll just repeat the question. Several years ago, there was an opportunity to — BHP was attempting to get the benefit of the freight differential between Brazil and China and Australia and China, but you appeared — at the time, you didn’t pursue that. I just wondered why that was and what your proposal hold in the future with regard to gaining the benefit of the freight differential between yourselves and China, bearing in mind the huge benefit in terms of revenue from that strategy.

Tom Albanese - Rio Tinto - CEO
Yes, thank you very much. I’ll — maybe if I just remind everyone that, back when that was first on the table, the benchmark went up by over 70%. And at that time, the freight rates weren’t anywhere near as high as they are today. So I think the main issue on the table was getting a very strong increase in the benchmark price. And as a matter of fact, if you look at the long-term freight differentials, they are much smaller than what they are now. And as a matter of fact, we’ve even seen a blowing-out of that freight differential during the course of 2007, as we’ve seen China increasing its demand, not only for iron ore but for many of the other bulk commodities, including grain, which has the effect of rising freight rates.
And while we continue to see high demurrage and a large percentage of the world freight capacity tied up in waiting outside ports, that’s had the effect of further increasing that freight rate, which, by the way, increases the freight differential because of the huge geographic advantage of Australia to the Asian market versus Brazil to the Asian market.
And as I said several months ago, this is a huge elephant in the room and it’s certainly something that Sam and his team have taken strong account of in the ongoing discussions. So Sam, do you want to add anything to that?
Sam Walsh - Rio Tinto - Chief Executive Rio Tinto Iron Ore
Well, I’ll just make a couple of comments, Tom. And firstly, this does emphasize the fact that [all] producers have an independent view of the market and an independent pricing strategy in relation to the way that we market ore. Secondly, I’d comment that this market is extremely complex. It is a mix of long-term contracts, of hybrid contracts that I’ve mentioned and spot transactions, and long-term freight arrangements and short-term spot arrangements. But the real prize in these negotiations is actually bridging the gap between the benchmark and the spot price. And if you look at negotiations, our — the market forces have actually done a pretty good job of that. And certainly, the rapid growth in demand this year was not comprehended in the 9.5% price. So I think if we go back to where we all were sitting this time last year, 9.5% [is quite a fairly] plausible price increase for the market. But certainly, as I’ve mentioned in the presentation, freight differential is well and truly on the table. Do I think that that is a long-term sustainable position, as Tom mentioned? No. Sooner or later the 42-odd buildings of very large ore carriers will come on-stream and prices will come off. As I emphasized, the major focus is closing the gap between the benchmark and the spot price.
Tom Albanese - Rio Tinto - CEO
Thank you. Any other questions in Sydney?
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
Yes. One further question here, thanks.
Tim Gerrard - Austock Limited - Analyst
Yes, Tom, Tim Gerrard here again. Can you just give us some insight, please, onto some of the very valuable assets of the many assets you had that are hidden, but some of the ones that you haven’t talked about today, in the sense of potential value would be HIsmelt, but also Kennecott Land? So I was wondering if you can just discuss where those two projects are in the approval process and when we might finally see some value realized on those assets. And also, just with regard to government discussions and timelines, where are you at the moment with respect to the land release at Resolution? Thank you — or the land swap at Resolution?

Tom Albanese - Rio Tinto - CEO
Thank you, Tim. I think that we have a tremendous range of resources and opportunities beyond those that we spoke to today. And actually, I’d probably go on for days talking about them. But I think we felt it important to emphasize these main pillars of growth. But talking about HIsmelt first - and, again, Sam, if you want to kick in on this one — I think HIsmelt is a great opportunity.
First of all, it meets our downstream processing obligations in WA. Second, it provides us an avenue for taking lower-quality resources and bringing them to market in a more effective way.
Third, I think the greatest long-term potential is it potentially represents as much of a breakthrough in iron smelting technology as Dick was discussing some of the AP-Technology has had in the aluminium business, in terms of basically reducing the requirement for coke and coking coal, in terms of significantly reducing the greenhouse footprint associated with the steel-making process. These will all be increasingly important as we get [a world] which is becoming more energy-priced, more carbon-constrained.
It will be a technology that I believe has the potential of taking off. And we’re going to be in the position not only to look at that as a business that we have, but also rights like Rio Tinto Alcan has in terms of marketing rights to the technology [of] others, that’s something we can be considering with HIsmelt. And I think that is an under-recognized opportunity that will be there in the market in the future years ahead.
We’ve been very successful, I think, over the past few years at Kennecott, in terms of taking what is a 100,000 acre land position and some of the largest water rights in the state of Utah and turning that into not only a buffer for a mining zone, but also, more importantly, a real estate development opportunity in itself. For those of you who’ve been to Salt Lake City, you’ll recognize that Salt Lake City is one of the fastest-growing cities in the United States. It’s essentially bounded on the west with a set of — on the east with a set of mountains, on the south with a set of mountains, on the north and the north-west with the Great Salt Lakes and on the west with Rio Tinto’s Kennecott property position.
So you’ve got the whole city bounded in one of its directions of growth with about 100,000 acres of land. And what we’re now beginning to do is basically create a permanent entitled set of communities with full infrastructure, with all the modern standards, and selling those lots.
This is something that, again, will provide us with growth opportunities and value adds for the years and possibly the decades to come. We are very successful in the first phase of it and we will be looking at opportunities to maximize the value of this, like we look at opportunities for — look at everything else.
I think, in Guy’s presentation, he referred to the category as ‘other’ in a list of all the other businesses. And it’s important to recognize that we do have a range of other very attractive businesses and also very attractive business propositions that we will be considering.
You had — Tim, you want to talk about Resolution land exchange. Last month, on — for those of you who don’t have the background of land exchanges in the United States, they are something that require both House and Senate approval and then, ultimately, a signature by the President. We’ve gone through this process for Greens Creek back in the 1990s and we’re going through a similar process at Resolution on some nearby U.S. Forest Service land. I was pleased to see that we had those introduced to both the U.S. House and the U.S. Senate last month, and it’s proceeding as things do in Washington, which is slowly.
Any more from Sydney?
Charlie Lenegan - Rio Tinto - MD Rio Tinto Australia
No. No more questions, thanks, Tom.

Tom Albanese - Rio Tinto - CEO
Maybe if we go back to the auditorium here.
Unidentified participant
Given your view that the current offer from BHP is wholly inadequate, I’m just curious about your view — if and when they do come back with something that’s more appropriate, how you view the relative value of their stock to their earnings power, in terms of what your preference would be in that scenario for an increase to be in cash or in their stock. Thank you.
Tom Albanese - Rio Tinto - CEO
Yes, thank you. I would say, first of all, that that’s a hypothetical and I wouldn’t want to get too far into the hypotheticals. Our Board and I have a duty to our shareholders of maximizing value, so we’d have to be looking at anything with — at anything that was serious with due care and consideration around the value to Rio Tinto shareholders.
In terms of the — you asked a question about the cash versus the [scrip] component. And I would say that that would be something that would have to be considered as part of that, but ultimately it’s going to be what is the value, what is the value to Rio Tinto shareholders. And Guy, if you want to add anything about that stock (sic) versus scrip point?
Guy Elliott - Rio Tinto - CFO
I think that there may be tax consequences we’d have to consider when we looked at that. We’d also have to consider optionality that was contained within a continued stock participation, to the extent that it was a paper offer. But we just don’t want to give a philosophical answer to what is going to be, if it ever arrives, a higher proposal. And so we’d have to look at any proposal that arrived and we’d look at it from the viewpoint of all our shareholders, whose circumstances will all differ.
Tom Albanese - Rio Tinto - CEO
Thank you. Do we have any in the other room? Andy?
Andrew Vickerman - Rio Tinto - Global head, Communications & External Relations
Thanks, Tom. Do we have any questions in here? No, Tom, there’s nothing here.
Tom Albanese - Rio Tinto - CEO
Okay. One more from the webcast and then I think we’ll probably be done with questions.
Operator
There are no questions in the webcast.
Tom Albanese - Rio Tinto - CEO
Okay. Thank you very much. I’m quite excited about Rio Tinto, its opportunities, our value creation to the shareholders of Rio Tinto.